Exhibit 99.1

Skillful Craftsman Announces Acquisition of an Integrated Financial Education and Service Provider Shenzhen Jisen Information Tech Limited

WUXI, China, May 25, 2021 (GLOBE NEWSWIRE) -- Skillful Craftsman Education Technology Ltd. (“the Company” or “Skillful Craftsman”) (NASDAQ: EDTK), an education technology company providing interactive online learning services, today announced a definitive agreement to acquire 100% equity interest in Shenzhen Jisen Information Tech Limited (“Jisen Information”), an integrated financial education and service provider in China, for a total consideration of 2,900,000 newly issued ordinary shares of the Company. The transaction has been unanimously approved by the Company’s board of directors and is expected to close by the end of this month while the issuance of ordinary shares will be subject to the satisfaction of certain conditions following the closing.

Relying on the big data of the global financial market, Jisen Information develops trading simulators, invests in cloud education curriculum system and customized data analysis platform. At present, it has established long-term cooperation with five Chinese colleges and universities such as Anhui Normal University, Anhui University of Engineering and Anhui Business College. Together with these partners, Jisen Information has trained thousands of college students through its self-developed quantitative financial training programs and helped them familiarize with the financial markets of the United States, Hong Kong and mainland China. Jisen Information also provides SaaS-based tick-level market data analysis services for many Chinese companies listed overseas.

Mr. Xiaofeng Gao, Chairman and CEO of Skillful Craftsman, commented, “We are very pleased to announce this acquisition and we believe this move will help the Company to vigorously tap into the necessary resources to advance university cooperation and promote the national pilot project of ‘Education Certificate + Several Vocational Skill Level Certificates,’ which we are actively participating in. Jisen Information's cloud education technology architecture system can be a great complement to our existing technology platform. We expect this acquisition to strengthen our connections with other Chinese listed companies, especially education companies, and enable us to jointly explore new opportunities in the field of vocational education.”

About Skillful Craftsman

Skillful Craftsman is an education technology company that provides interactive online vocational training and virtual simulation experimental training courses. The Company began operations in Wuxi, China in 2013 and is a key supporter for China education reform and development for labor employment. For more information, please visit: ir.kingwayup.com

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For investor and media enquiries, please contact:

Skillful Craftsman

Investor Relations Department

Email: iredtk@kingwayedu.cn

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 917-609-0333

Email: tina.xiao@ascent-ir.com